Exhibit 4.1

JANUS CAPITAL GROUP INC.

OFFICERS’ CERTIFICATE PURSUANT TO
SECTION 201, SECTION 203 AND SECTION 301 OF THE INDENTURE
ESTABLISHING TERMS AND PROVISIONS OF
6.250% NOTES DUE 2012

June 14, 2007

1.             Each of the undersigned, Gregory A. Frost, being the duly appointed Chief Financial Officer and Senior Vice President of Janus Capital Group Inc., a Delaware corporation (the “Company”), and Curt R. Foust, being the Assistant General Counsel and Assistant Secretary of the Company, does hereby certify pursuant to the authority delegated to the undersigned pursuant to resolutions adopted on May 1, 2007 by the Board of Directors of the Company (the “Board”) (a copy of such resolutions which is attached hereto as Exhibit I), that, pursuant to Section 301 of the Indenture, dated as of November 6, 2001 (the “Indenture”), between the Company and The Bank of New York Trust Company, N.A. (as successor to The Chase Manhattan Bank), a national banking association, as trustee (the “Trustee”), a series of debt securities of the Company is hereby established with the terms and provisions set forth below.  Unless otherwise defined herein, capitalized terms used herein have the meanings given thereto in the Indenture.

(1)           The title of such series of debt securities is the “6.250% Notes due 2012” (the “Notes”).

(2)           The aggregate principal amount that may be authenticated and delivered under the Indenture is unlimited.  The Notes need not all be issued at the same time and such series of Notes may be reopened, without the consent of the Holders, for issuances of additional Notes of such series.

(3)           The Stated Maturity of the Notes is June 15, 2012.

(4)           The Notes shall bear interest at 6.250% per annum (the “Original Interest Rate”) from June 14, 2007, or from the most recent Interest Payment Date to which interest has been paid or duly provided for, payable semiannually on June 15 and December 15 of each year (each, an “Interest Payment Date”), commencing December 15, 2007, to the Persons in whose names the Notes are registered at the close of business on the Regular Record Date for such interest, which shall be the June 1 or December 1 (as the case may be), whether or not a Business Day, immediately preceding such Interest Payment Date.  Interest on the Notes shall be calculated on the basis of a 360-day year of twelve 30-day months and, for any period shorter than a full six-month interest period, on the basis of the actual number of days elapsed in such period.

(5)           The Company hereby designates as Places of Payment for the Notes the office or agency of the Company in the Borough of Manhattan, The City of New York, and initially appoints the Trustee at its Corporate Trust Office as Paying Agent in such city and as its agent to receive all such presentations, surrenders, notices and demands.

(6)           The Notes will be redeemable as a whole or in part, at the option of the Company at any time, at a Redemption Price equal to the greater of (i) 100% of the principal amount of the Notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to Redemption Date), discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus in each case accrued interest thereon to the Redemption Date.

For purposes of the Notes:

“Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semiannual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date.

“Comparable Treasury Issue” means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

“Comparable Treasury Price” means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC, J.P. Morgan Securities Inc. and UBS Securities LLC, or their affiliates which are primary U.S. Government securities dealers, and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder of the Notes to be redeemed.

Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date interest will cease to accrue on the Notes or portions thereof called for redemption.

(7)           The Company shall have no obligation to redeem, repay or purchase the Notes pursuant to any sinking fund or analogous provision.

If a Change of Control Repurchase Event (defined below) occurs, the Company will make an offer to each Holder of Notes to repurchase all or any part (in multiples of $1,000 principal amount) of that Holder’s Notes at a repurchase price in cash equal to 101% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase.  Within 30 days following any Change of Control Repurchase Event or, at the Company’s option, prior to any Change of Control, but after the public announcement of the Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed.  The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.  The Company will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 (the “Exchange Act”) and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event.  To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, the Company will, to the extent lawful:

(a)                                  accept for payment all Notes or portions of Notes properly tendered pursuant to the Company’s offer;

(b)                                 deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(c)                                  deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by the Company.

The paying agent will promptly mail to each Holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each Holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000.

The Company will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by the Company and such third party purchases all Notes properly tendered and not withdrawn under its offer.

The source of funds that will be required to repurchase the Notes in the event of a Change of Control Repurchase Event will be the Company’s available cash or cash generated from its subsidiaries’ operations or other potential sources, including borrowings, sales of assets or sales of equity.  The Company cannot assure Holders of the Notes that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered.  The terms of the Company’s senior secured credit facility provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under the credit facility at that time and to terminate the credit facility.  The Company’s future debt instruments may contain similar restrictions and provisions.  If the Holders of the Notes exercise their right to require the Company to repurchase all the Notes upon a change of control repurchase event, the financial effect of this repurchase could cause a default under the Company’s future debt instruments, even if the change of control repurchase event itself would not cause a default.  It is possible that the Company will not have sufficient funds at the time of the change of control repurchase event to make the required repurchase of its other debt and the Notes.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the Company’s properties or assets and those of its Subsidiaries taken as a whole.  Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law.  Accordingly, the ability of a Holder of Notes to require the Company to repurchase the Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the Company’s assets and the assets of its Subsidiaries taken as a whole to another person or group may be uncertain.

For purposes of the Notes:

“Below Investment Grade Rating Event” means the Notes are rated below Investment Grade by both Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies); provided that a

Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Capital Stock” means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a person (other than a corporation) and any and all warrants or options to purchase any of the foregoing.

“Change of Control” means the occurrence of any of the following:

(a)                                  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s properties or assets and those of its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Company or a Subsidiary Guarantor that is one of its wholly owned Subsidiaries;

(b)                                 the adoption of a plan relating to the Company’s liquidation or dissolution;

(c)                                  the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than the Company or a Subsidiary Guarantor that is one of its wholly owned Subsidiaries, becomes the beneficial owner, directly or indirectly, of more than 50% of the Company’s Voting Stock, measured by voting power rather than number of shares; or

(d)                                 the first day on which a majority of the members of the Company’s Board of Directors are not Continuing Directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for the Company will not be deemed to involve a Change of Control if (1) pursuant to such transaction the Company becomes a wholly owned Subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are the same as the holders of the Company’s Voting Stock immediately prior to such transaction.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Company’s Board of Directors who:

(a)                                  was a member of such Board of Directors on the first date that any of the Notes were issued; or

(b)                                 was nominated for election or elected to the Company’s Board of Directors with the approval of a majority of the Continuing Directors who were members of the Company’s Board at the time of such nomination or election.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of the Company’s control, the equivalent investment grade credit rating from any Rating Agency selected by the Company as a replacement Rating Agency).

“Moody’s” means Moody’s Investor Services Inc., or any successor thereto.

“Rating Agency” means:

(a)                                  each of Moody’s and S&P; and

(b)                                 if either of Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency for Moody’s or S&P, or both, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto.

“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

(8)           The Notes are issuable in denominations of $1,000 and any integral multiples of $1,000.

(9)           The Trustee, at its Corporate Trust Office, is hereby initially appointed Security Registrar and Paying Agent for the Notes.

(10)         The aggregate principal amount of the Notes then Outstanding shall be payable upon declaration of acceleration of the Maturity thereof pursuant to Section 502 under the Indenture.

(11)         Payment of principal of and interest on the Notes will be made in Dollars.

(12)         NOT APPLICABLE.

(13)         Holders of the Notes shall not have the option to receive payments of principal of or interest on the Notes in Currencies other than the Dollar.

(14)         Other than as set forth in this Officers’ Certificate, there are no other provisions granting special rights to the Holders of the Notes.

(15)         The Events of Default set forth in Section 501 of the Indenture (other than the Event of Default set forth in Section 501(3) of the Indenture, which shall not be applicable to the Notes) and the covenants set forth in Article Ten of the Indenture will apply to the Notes.

In addition, solely with respect to the Notes (and not with respect to any other series of Securities that may be issued under the Indenture), the following covenants shall be added to, and shall be deemed a part of, Article Ten of the Indenture:

“SECTION 1007.  Limitation on Liens.  The Company will not, and it will not cause or permit any of its subsidiaries to, create, assume, incur or guarantee any indebtedness for money borrowed that is secured by a pledge, mortgage or other lien on any voting stock or profit participating equity interests of Janus Capital Management LLC (“Janus”) or any entity that succeeds (whether by merger, consolidation, sale of assets or otherwise) to all or any substantial part of the business of Janus, without providing that the Notes (together with, if the Company shall so determine, any other indebtedness of, or guarantee by, the Company ranking equally with the Notes and existing as of the closing of the offering of the Notes or thereafter created) will be secured equally and ratably with or prior to all other indebtedness secured by such pledge, mortgage or other lien on the voting stock or profit participating equity interests of Janus; provided that this Section 1007 shall not limit the Company’s ability or the ability of the Company’s subsidiaries to incur indebtedness or other obligations secured by liens on assets other than the voting stock or profit participating equity interests of Janus.

SECTION 1008. Interest Rate Adjustment. The interest rate payable on the Notes shall be subject to adjustments from time to time if either Moody’s or S&P downgrades (or subsequently upgrades) the debt rating assigned to the Notes, as set forth below.

If the rating from Moody’s of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes shall increase from the Original Interest Rate by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	0.25%

Ba2	0.50%

Ba3	0.75%

B1 or below	1.00%

If the rating from S&P of the Notes is decreased to a rating set forth in the immediately following table, the interest rate on the Notes shall increase from the Original Interest Rate by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%

BB	0.50%

BB-	0.75%

B+ or below	1.00%

Notwithstanding the foregoing, if at any time the interest rate on the Notes has been adjusted upward and either Moody’s or S&P, as the case may be, subsequently increases its rating of the Notes to any of the threshold ratings set forth in the tables above, the interest rate on the Notes shall be decreased such that the interest rate for the Notes equals the Original Interest Rate plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. If Moody’s subsequently increases its rating of the Notes to Baa3 or higher and S&P increases its rating to BBB- or higher the interest rate on the Notes shall be decreased to the Original Interest Rate.

Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the interest rate for the Notes be reduced to below the Original Interest Rate or (2) the total increase in the interest rate on the Notes exceed 2.00% above the Original Interest Rate.

If either Moody’s or S&P ceases to provide a rating of the Notes, any subsequent increase or decrease in the interest rate of the Notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the Notes shall be made solely as a result of either Moody’s or S&P ceasing to provide a rating. If both Moody’s and S&P cease to provide a rating of the Notes, the interest rate on the Notes shall increase to, or remain at, as the case may be, 2.00% above the Original Interest Rate.

Any interest rate increase or decrease described above shall take effect from the first day of the interest period during which a rating change requires an adjustment in the interest rate.

The interest rate on the Notes shall permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) and, if applicable, shall be decreased to the Original Interest Rate, if the Notes become rated Baa2 and BBB or higher by Moody’s and S&P, respectively (or one of these ratings if only rated by one rating agency), with a stable or positive outlook by each of the rating agencies.

(16)         The Notes shall be issued as one or more Registered Securities in permanent global form without coupons.  The Company initially appoints The Depository Trust Company, New York, New York (“DTC”), to act as the depositary with respect to the Notes.

(17)         NOT APPLICABLE.

(18)         Interest on the Notes that is payable on any Interest Payment Date shall be paid to the Person in whose name the Note is registered at the close of business on the Regular Record Date for such interest, which shall be the June 1 or December 1 (as the case may be), whether or not a Business Day, immediately preceding such Interest Payment Date.

(19)         Section 1402 (Defeasance and Discharge) and Section 1403 (Covenant Defeasance) shall apply to the Notes, in accordance with the provisions, terms and conditions set forth in Article Fourteen.

(20)         NOT APPLICABLE.

(21)         The Notes do not provide for the payment of any Additional Amounts.

(22)         NOT APPLICABLE.

(23)         NOT APPLICABLE.

(24)         With respect to any action or consent to be taken pursuant to the terms of the Indenture, Holders of the Notes shall vote as one class with Holders of Securities of all other series issued or to be issued under the Indenture.

2.             The Notes will be evidenced by a Security in global form in substantially the form attached hereto as Exhibit II, with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by the Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of the Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto, or with any rules of any securities exchange or to conform to general usage, all as may be determined by the Officer executing such global Security on behalf of the Company, as evidenced by the execution of such global Security by such Officer.  In the event that certificated Notes (the “Certificated Notes”) are issued in exchange for the global Security, the form of certificate evidencing each Certificated Note shall be in substantially the form of the attached global Security, with such changes as are necessary to evidence the Notes in definitive form rather than as a global Security.

IN WITNESS WHEREOF, we have executed this certificate this 14th day of June, 2007.

/s/ Gregory A. Frost
Name:	Gregory A. Frost
Title:	Chief Financial Officer and Senior Vice President

/s/ Curt R. Foust
Name:	Curt R. Foust
Title:	Assistant General Counsel and Assistant Secretary